UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2020

Commission File Number 001-38421

GOLDEN BULL LIMITED

(Translation of registrant’s name into English)

136-20 38th Ave., Suite 9A-2, Flushing, NY 11354

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K as permitted by Regulation S-T Rule 101(b) (1): _____

Indicate by check mark if the registrant is submitting the Form 6-K as permitted by Regulation S-T Rule 101(b) (7): _____

Item 8.01 Other Events- COVID-19 Reporting Exemption

Golden Bull Limited (the “Company”) is filing this Report on Form 6-K pursuant to an order under Section 36 of the Securities Exchange Act of 1934 modifying exemptions from the reporting and proxy delivery requirements for public companies (SEC Release No.34-88465 / March 25, 2020). The outbreak of the COVID-19 pandemic in mainland China greatly affected our operations and the preparation for and the actual audit of our financial statements for the year ended December 31, 2019. Commencing with the outbreak in December, it was difficult for our employees to resume work at our corporate office in Shanghai. All of our employees were asked to work from home. Some of our employees began to return to work in our office in early March. The preparation of audit materials was significantly delayed. Our auditors were initially scheduled to perform an 11-day field work starting on March 2, 2020. However, due to the delay of preparing audit materials and travel restrictions in Beijing and Shanghai, field work was delayed and rescheduled. The Company estimates that it will be able to file its Annual Report on Form 20-F on or before June 14, 2020. The Statement for Audit Work Delay signed by the Company’s auditors stating the specific reasons why such firm is unable to furnish their audit report on or before the due date of the Company’s Annual Report is attached hereto as Exhibit 99.1.

Risk Factors

We are subject to various risks due to the coronavirus which have materially and adversely affected our operations and our business and financial condition.

We believe that our results of operations, business and financial condition have been and will continue to be adversely affected by the outbreak of COVID-19 in China. While the World Health Organization declared the outbreak a “Public Health Emergency of International Concern” on January 30, 2020, our operations were adversely affected since the outbreak in China in December 2019. Substantially all of our operations, including all of our employees and customers are in China. All of our employees were asked to work at home and did not begin to return to work until early March 2020.

Our operations were adversely affected by the following risks, among others: travel restrictions on our employees, customers and vendors; shortage of automobiles to lease; assorted logistics delays; liquidity issues; business operations disruptions; and the general economic downturn in the economy as a result of quarantined persons.

While the Chinese economy is slowly recovering, the duration of any economic downturn resulting from COVID-19 is uncertain. The full extent to which COVID-19 will impact our financial results and business condition will depend on future developments which cannot be predicted.

Appointment of Officer and Directors

On April 19, 2020, the Board of Directors of the Company (the “Board”) appointed Mr. Hong Yu as an executive director and Chief Strategy Officer of the Company, effective immediately.

From 1999 to 2001, Mr. Yu studied at Changzhou Technology and Normal College. In 2008, Mr. Yu founded Quyou Gaming which was one of the largest Web Gaming Platforms in China. For more than the last five years Mr. Yu has been involved in founding gaming and start-up companies. In 2013, Mr. Yu worked as Senior VP of 360 Group when Quyou Gaming was acquired by 360 Group, In 2015, Mr. Yu founded Beijing Qingyun Interactive Technology Limited. In 2018, Mr. Yu initiated KFUND a crypto fund focusing on investments opportunities in blockchain and innovation. At 3 am February 11, 2018, Mr. Yu initiated “3AM” community which is very influential in the Chinese blockchain community.

The Company and Mr. Hong Yu entered into an employment agreement (the “Yu Employment Agreement” on April 20, 2020, pursuant to which the Company agreed to pay Mr. Yu one hundred thousand dollars (US $100,000) annually for serving as the Chief Strategy Officer of the Company starting from the effective date of the Yu Employment Agreement. The Company shall also reimburse Mr. Yu for reasonable and approved expenses incurred by him in connection with the performance of his duties under the Yu Employment Agreement. The Yu Employment Agreement is for a two-year term, automatically renewable for one-year terms unless terminated by either party within three months of the end of the applicable term. The agreement is terminable for Cause (as defined) or without Cause or upon a Change of Control (as defined), provided certain severance payments are made. The Yu Employment Agreement provides for non-competition and non-solicitation periods of one-year from termination of employment for any reason. A copy of the Yu Employment Agreement is filed as Exhibit 99.2 to this Current Report on Form 6-K.

The Company and Mr. Hong Yu also entered into a director agreement (the “Yu Director Agreement”) on April 20, 2020, pursuant to which the Company agreed to pay Mr. Yu one thousand dollars (US $1000) per quarter for serving on the Board for a one-year period ,subject to a one-year renewal, starting from the effective date of the Yu Director Agreement. The Company shall also reimburse Mr. Yu for reasonable and approved expenses incurred by him in connection with the performance of his duties under the Yu Director Agreement. A copy of the Yu Director Agreement is filed as Exhibit 99.3 to this Current Report on Form 6-K.

Mr. Yu has no family relationship with any of the executive officers or directors of the Company. There have been no transactions in the past two years to which the Company or any of its subsidiaries was or is to be a party, in which Mr. Yu had, or will have, a direct or indirect material interest.

On April 19, 2020, the Board of Directors of the Company (the “Board”) appointed Mr. Yan Xiong as an independent director, effective immediately.

From September 1983 to July 1987, Mr. Yan Xiong studied and graduated from Hunan University Business School with a bachelor’s degree in Industrial Accounting. From August 1987 to December 1996, Mr. Xiong worked at Import and Outport Company of Hunan Province. From 1997 to December 2000, Mr. Xiong worked as the General Manager at Zhuhai Dajiaweikang Wujin Mineral Import and Outport Company. From 2001 to October 2013, Mr. Xiong worked as chairman of the board of directors at Guangzhou Kangsheng Bio-tech Limited. From 2014 to present, Mr. Xiong works as chairman of the board of directors at Guangzhou Kangsheng Pharmaceutical Technology Limited

The Company and Mr. Yan Xiong entered into an director agreement (the “ Xiong Independent Director Agreement” on April 20, 2020, pursuant to which the Company agreed to pay Mr. Xiong one thousand dollars (US$ 1000) per quarter for serving on the Board for a one-year term , subject to a one-year renewal, starting from the effective date of the Xiong Independent Director Agreement. The Company shall also reimburse Mr. Xiong for reasonable and approved expenses incurred by him in connection with the performance of his duties under the Xiong Independent Director Agreement. A copy of the Xiong Independent Director Agreement is filed as Exhibit 99.4 to this Current Report on Form 6-K.

Nasdaq Tolling of Bid Price Compliance Period

The Company has been notified by Nasdaq that Nasdaq has extended until December 7, 2020 the second grace period for the Company to regain compliance with the minimum $1.00 per share bid price. As previously announced by the Company, it can regain compliance by effecting a reverse stock split , if necessary, to evidence compliance for a minimum of 10 consecutive trading days.

Item 9.01 Financial Statements and Exhibits

Number	Description

99.1	Statement For Audit Work Delay Of JLKZ CPA LLP
99.2	Employment Agreement entered into between the Company and Hong Yu
99.3	Director Agreement entered into between the Company and Hong Yu
99.4	Independent Director Agreement entered into between the Company and Yan Xiong

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLDEN BULL LIMITED
(Registrant)

Date: April 24, 2020	By:	/s/ Erke Huang
	Name:	Erke Huang
	Title:	Chief Financial Officer

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